                    SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                         Atlantic Premium Brands, Ltd.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  048263 10 7
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                                 (CUSIP Number)
                       Philip L. Glass and Ellen V. Glass
                           c/o Sterling Capital, Ltd.
                           650 Dundee Road, Suite 370
                              Northbrook, IL 60062
                                 (847) 480-4000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 31, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 6 PAGES

                                  SCHEDULE 13D

CUSIP NO. 048263 10 7                                         PAGE 2 OF 6 PAGES
         ---------------------
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philip L. Glass
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*
    PF, OO - Certain shares of Atlantic Premium Brands, Ltd. were acquired in exchange for securities held in Carlton Foods, Inc. Certain additional shares were received in consideration for the forgiveness of a loan made by the Reporting Persons to the Company in November 1991.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                  -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                  403,068
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                  -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                  403,068
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       403,068
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 048263 10 7                                         PAGE 3 OF 6 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ellen V. Glass
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    PF, OO - Certain shares of Atlantic Premium Brands, Ltd. were acquired in exchange for securities held in Carlton Foods, Inc. Certain additional shares were received in consideration for the forgiveness of a loan made by the Reporting Persons to the Company in November 1991.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                  -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                  403,068
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                  -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                  403,068
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       403,068
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 6 Pages


ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock, par value $.01 per share ("Common Stock"), of Atlantic Premium Brands, Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 650 Dundee Road, Suite 370, Northbrook, Illinois 60062.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by Philip L. Glass and Ellen V. Glass, husband and wife. Mr. Glass and Mrs. Glass (hereafter referred to as the "Reporting Persons") are both U.S. citizens. Mr. Glass is a commodity trader and Mrs. Glass is a home-maker. The principal business address and the principal office address where the Reporting Persons can be reached is 20 North Wacker Drive, Suite 3400, Chicago, Illinois 60606-3102.

        The Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On March 15, 1996 the Issuer completed the acquisition of Prefco, Inc. and Carlton Foods, Inc. and a $2.5 million private placement resulting in the issuance of shares of unregistered common stock primarily to the Issuers existing shareholders and directors. Prior to the acquisitions and private placement the Reporting Persons had acquired beneficial ownership of 95,856 shares of Common Stock or 4.12% of the Issuer's authorized and outstanding Common Stock. As a result of the acquisitions and private placement, the Reporting Person beneficial ownership of the Common Stock was increased to 332,087 shares of Common Stock or 6.24% of the Issuer's authorized and outstanding Common Stock.

        Of the additional shares acquired by the Reporting Persons 22,827 shares of Common Stock were received in exchange for shares the Reporting Persons held in Carlton Foods, Inc., one of the companies acquired on March 15, 1996. The Reporting Persons also received an additional 13,404 shares of Common Stock on March 15, 1996 in consideration for the forgiveness of a loan made by the Reporting Persons to the Issuer in November 1991. The remaining 200,000 shares of Common Stock were acquired through the private placement at a price of $1.05. The funds used by the Reporting Persons to purchase these securities were personal funds.

        Since 1996, the Reporting Person has occasionally purchased additional securities with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Persons purchased the Common Stock for investment purposes. The Reporting Persons currently intend to hold the securities for investment, but may, at some future time depending on market conditions and other factors, acquire additional shares of Common Stock (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which they now own or hereafter may acquire.

        Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The Reporting Persons beneficially own 403,068 shares of Common Stock which represent approximately 5.4% of the outstanding shares of the Common Stock as of March 24, 1999 (based on information provided in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1998) the Reporting Persons may be deemed to have shared voting and dispositive power over all shares beneficially owned.


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                                                               Page 5 of 6 Pages


        During the past 60 days, the Reporting Persons effected the following transactions: (1) 7,000 shares of Common Stock were purchased by the Trust (as defined below) in the market on February 18, 1999 for $2.50 per share; (2) 400 shares of Common Stock were purchased by the Trust in the market on March 30, 1999 for $2.50 per share; and (3) 1,700 shares of Common Stock were purchased by the Trust in the open market for $2.50 per share.

        Of the 403,068 shares of Common Stock attributable to the beneficial ownership of the Reporting Persons, 124,440 shares are held by the Glass International Ltd. Profit Sharing Plan and Trust dated 7/1/83 (the "Trust"). The Reporting Persons are co-trustees and also beneficiaries of the Trust. The remaining 278,628 shares of Common Stock of the Issuer are held by the Reporting Persons as tenants in common.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        NONE


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                                                               Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 1999                               /s/ PHILIP L. GLASS
------------------                           -----------------------------------
Date                                         Philip L. Glass

                                             /s/ ELLEN V. GLASS
                                             -----------------------------------
                                             Ellen V. Glass


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)